Kimmeridge Releases Presentation Outlining the Urgent Need

for Board Change at SilverBow

Details SilverBow’s track record of underperformance, value-destructive acquisitions, broken governance, and entrenchment maneuvers

SilverBow needs experienced, independent directors who are open to assessing all value-enhancing alternatives to capitalize on its limited window of opportunity to create significant long-term shareholder value

Urges shareholders to vote “FOR” all three of Kimmeridge’s highly qualified, independent nominees to SilverBow’s staggered board on the GOLD proxy card

NEW YORK and DENVER, April 29, 2024 – Kimmeridge, an alternative asset manager focused on the energy sector and the largest shareholder of SilverBow Resources ("SilverBow" or the “Company”) holding 12.9% of outstanding shares, today released an investor presentation detailing the urgent need for change at SilverBow to strengthen Board oversight and enhance long-term value creation for all shareholders at this critical inflection point in the E&P industry.

“Since 2020, Kimmeridge has been actively involved in over 13 publicly listed companies, representing nearly 10% of total US oil and gas capacity,” said Ben Dell, Managing Partner at Kimmeridge. “Each of those companies has actively engaged in constructive dialogue and embraced changes to drive significant, sustainable returns to shareholders. SilverBow represents the outlier. This Board and management team have consistently feigned engagement and misrepresented the facts – underscoring why the Company trades at a significant discount to its peers. It appears clear to us that shareholders are tired of this self-serving, value-destructive approach as we have seen other shareholders openly express their desire for change on the Board.”

In recent weeks, SilverBow has made misleading claims regarding Kimmeridge’s engagement and intentions, as well as the Company’s own track record, that require an honest assessment. To address just a few examples from the Company’s most recent April 22, 2024 Letter to Shareholders:

SBOW’s Claims[1]	The Facts
“Kimmeridge launched a proxy fight to facilitate a path to change control of the Company without paying a premium to SilverBow shareholders”

•   Kimmeridge has not bought an SBOW share in >650 days and remains below the poison pill threshold

•   Kimmeridge has engaged with SBOW for over 2 years, following the Board’s requested process. Kimmeridge’s proposals far surpassed upstream M&A premiums and were rejected

•  Following Kimmeridge’s February 2024 presentation of 8 strategic alternatives, the Board asked Kimmeridge to deliver a formal proposal to the Board for the combination of KTG and SBOW and an associated capital injection

•   SBOW ignored the proposal they specifically requested, undertook no serious due diligence and announced its dismissal via proxy solicitation materials. As a result, Kimmeridge withdrew the proposal on April 16 to focus on much-needed board refreshment

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1 Quotes from SilverBow’s April 22, 2024 Letter to Shareholders

Kimmeridge's directors are “conflicted nominees that can force a combination that would destroy SBOW shareholder value”

•  Our nominees are highly qualified, independent, industry leaders, that would immediately and materially enhance SilverBow’s Board

•    Our nominees have a track record of value creation, not value destruction like the incumbents

•  The Company ignores the fact that our nominees, if elected, would be a minority in the boardroom and have a fiduciary responsibility to act in the best interest of all shareholders

“Our [SBOW’s] strategy has proven to be resilient through market cycles and has delivered significant shareholder value”

•  SBOW has generated a negative 4% TSR since CEO Sean Woolverton’s tenure and 2.6% annualized TSR over Ellisor and Wampler’s lengthy tenures

•   The Company trades at the lowest valuation multiple out of its peer set

•   On a 5-year basis, SBOW’s stock has underperformed the blended commodity by  58%[2], highlighting the lack of alpha generation from leadership

To advance the best interests of all SilverBow shareholders and challenge the existing Board’s status quo mindset and commitment to insulating itself from shareholder accountability at all costs, Kimmeridge has nominated three highly-qualified, independent director candidates – Carrie Fox, Douglas Books, and Katherine Minyard – for election at the May 21, 2024 annual meeting of shareholders (the “Annual Meeting”).

The full presentation, SilverBow Resources: A Board in Need of Change, can be found here.

Select highlights of the presentation include:

I.	SilverBow’s Chronic Underperformance and Value-Destructive Capital Allocation

SilverBow’s shares lag peers and appear to be largely irrelevant to public equity investors:

•	SilverBow sits in the bottom 10% of the XOP[3] in terms of market capitalization.
•	SilverBow has the lowest EV/EBITDA multiple of its peer group.
o	The Company trades at a paltry EV / NTM EBITDA multiple of 2.4x when its peers[4] are trading at 4.4x on average – this discount has widened to 2.0x today from 1.5x three years ago.
•	SilverBow’s lack of scale, restrictive balance sheet, and poor governance have put the Company in danger of being left further behind.
•	SilverBow’s current Board and leadership team have a remarkable track record of value destruction:

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2 See slide 97 of presentation for further detail on SBOW stock underperformance.

3 XOP is an index of 52 holdings representative of the S&P Oil & Gas Exploration & Production industry.

4 Active performance peers include AMPY, AR, BRY, CHK, CIVI, CNX, CPE, CRC, CRGY, CRK, CTRA, EQT, GPOR, MGY, REI, REPX, RRC, SM, VTLE.

o	Since Sean Woolverton’s hiring as CEO, SilverBow has delivered TSR of -4%[5] while XOP has delivered positive TSR.
o	During Messrs. Ellisor and Wampler’s lengthy tenures as directors, SilverBow has delivered annualized TSR of 2.6%.
•	Notably, SilverBow attempts to disguise its underperformance by cherry picking only the most favorable TSR ranges. For example:
o	SilverBow touts its performance since January 2021, conveniently excluding that its TSR from CEO Sean Woolverton’s hiring to January 2021 was -82%. In other words, the stock lost $24 per share in value from Mr. Woolverton’s hiring to January 2021, and has regained $23 per share since then.
o	In its April 9th letter to shareholders, the Company cites TSR data through April 8, 2024 – effectively taking credit for the approximate 9%[6] run-up in the share price following Kimmeridge’s March 13, 2024 public offer to combine the Company with Kimmeridge Texas Gas (“KTG”). Notably these gains quickly disappeared upon Kimmeridge withdrawing its offer on April 16, 2024.

SilverBow’s M&A framework has neither propelled the Company to relevance nor generated meaningful value for shareholders:

•	SilverBow has deployed capital to several acquisitions over the past three years that have failed to create value for shareholders. For example:
o	TSR is -45% relative to the XOP since acquiring assets from Teal in October 2021.
o	TSR is -32% relative to the XOP since acquiring Sundance Energy and Sandpoint Resources in April 2022.
o	TSR is -24% relative to the XOP since announcing its self-proclaimed “transformational” acquisition of Chesapeake’s South Texas asset in August 2023.
•	On a debt-adjusted basis, the Company’s per-share production and proved reserves metrics have stayed relatively flat since 2017 (when Sean Woolverton became CEO).
•	SilverBow risked its balance sheet on several small transactions. The market has not reacted positively to those transactions. Now, SilverBow is sub-scale and over-leveraged – restricting the Company’s ability to make high impact investments and imposing a significant interest expense burden.
•	The Company has repeatedly raised equity capital at a steep discount due to its subscale nature, despite knowing Kimmeridge was willing to purchase shares at the then-market price.

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5 All TSR references using Bloomberg data through unaffected date of February 21, 2024 unless otherwise noted.

6 SBOW share price performance March 13, 2024 – March 27, 2024

II.	SilverBow’s Worst-in-Class Governance

SilverBow’s poor governance practices enable the Board and management team to avoid shareholder accountability and compensate management with no regard for performance:

•	SilverBow’s fortress of bad governance includes a classified Board structure with 3-year terms; the unilateral adoption and extension of a long-term poison pill without a shareholder vote; and a joint General Counsel and CFO role, which is unique among public companies and that we believe exposes the Company to substantial risk.
•	The Board’s executive compensation program all but guarantees above-target payouts for management. Since 2017, the Board paid management an average of 137% of its target bonus, despite delivering negative TSR.
•	Not a single director was brought on to the Board in the past 7 years up until January 9, 2023 – only after Kimmeridge had already approached SilverBow regarding the possibility of a combination with KTG.

Even the Board’s last-minute, insincere attempts to improve governance at this year’s Annual Meeting of Shareholders fall short:

•	The Board’s declassification proposal would not see all directors up for election annually until 2027. It could have chosen to put all directors up for election immediately at the Annual Meeting.
•	A Board that claims to be committed to “best-in-class” governance continues to retain its poison pill. It did not even provide shareholders the ability to ratify the poison pill at the Annual Meeting.
III.	SilverBow’s Entrenchment Maneuvers and Disingenuous Engagement

SilverBow’s Board has repeatedly feigned engagement and deliberately misrepresented past events with Kimmeridge, its largest shareholder:

•	Kimmeridge has approached SilverBow regarding potential transaction structures several times. Each time, Kimmeridge has followed the Board’s process and the Board responded by either requesting exorbitant premiums or flat-out rejecting compelling, above-market premiums.
•	Despite the two-year history of engagement, the Board’s independent directors only communicated directly with Kimmeridge one time – at the February 21, 2024 presentation requested by the Board – and only a subset of independent directors participated.
•	On February 21, 2024, at the Board’s invitation, Kimmeridge met with the Board and proposed 8 different potential strategic transactions the Company could pursue to establish a foundation for long-term value creation. Following this meeting, SilverBow requested a formal merger proposal from Kimmeridge.
•	On March 13, 2024, Kimmeridge delivered a financed, premium proposal to combine KTG and SilverBow with an associated $500 million equity investment (the “Proposal”).

o	SilverBow’s share price increased +5.3% in the two days following the Proposal’s announcement and higher in the days thereafter on the hopes that an agreement could be reached.
o	Following submission of the Proposal, Kimmeridge published comprehensive financial and operational data on KTG and consistently made itself available for good faith discussions towards a potential combination.
o	The Board took the opposite approach – rejecting the Proposal via its proxy solicitation materials before claiming the need for additional information; failing to contact Kimmeridge or even request access to Kimmeridge’s pre-populated data room; and refusing to suggest any counterproposals or alternative transaction structures.
o	When Kimmeridge asked the Board to provide a clear view of the Company's relative value and the terms under which they would be willing to transact, there was no response – even though, in prior public statements, the Company claimed to have this information on hand.
o	After Kimmeridge withdrew the Proposal on April 16, 2024, SilverBow was the worst performing upstream stock on a 2-day basis, with its share price declining -7.2%.
•	SilverBow’s Board and management team do not appear willing to seriously engage in any merger discussions that minimizes their go-forward influence and puts their positions and compensation at risk.
IV.	Kimmeridge’s Vastly Superior Board Nominees

SilverBow’s nominees do not have the right experience, expertise, or alignment of interests to drive shareholder value creation at this critical inflection point in the industry in our view.

•	None of SilverBow’s nominees have successfully transitioned a sub-scale public company into a market leader in the E&P industry.
o	During interviews with Kimmeridge’s nominees, the participating board members shared their belief that the only person on the Board with transaction experience is Chairman Rowland – who is not up for election at this year’s Annual Meeting due to the Company’s classified board structure.
•	SilverBow’s nominees have little to no company C-suite or public director experience.
o	Mr. Ellisor has never been employed as a public company C-suite executive and has served a total of 14 months as a public director at outside companies (most recently in 2018).
o	Mr. Wampler has never been employed as a public company C-suite executive and his only public director experience at an outside company was serving alongside Mr. Ellisor for a 2-year term ending in 2018.
o	During Ms. McAllister’s 2-year tenure as CEO of Transocean Partners, the company’s TSR was -15%. Over her time as a Board member of TMC, BKH, Maersk, and RIGP, TSRs were: -25%, -20%, -31%-, and -15%, respectively.

•	Messrs. Ellisor and Wampler were appointed to the Board via an expired 2016 nomination agreement with senior noteholders – they are legacy holdovers that have overseen the destruction of shareholder value and served long beyond their usefulness.
•	We believe each of the incumbent director nominees bears responsibility for SilverBow’s broken governance, shareholder misalignment and track record of over-paying executives for underperformance.
•	The incumbent nominees don’t even appear to believe in SilverBow’s long-term value as two of the three have been consistent net sellers of shares for years.

In stark contrast, Kimmeridge’s independent nominees are E&P industry leaders who will bring fresh, well-informed perspectives to SilverBow and represent the interests of all shareholders.

•	Kimmeridge’s nominees have the necessary skills – including transaction expertise, track records of effective capital allocation and M&A, and a proven commitment to best-in-class corporate governance – to address the long-standing historical challenges that have constrained SilverBow’s performance.
o	Douglas Brooks has over 42 years of sector experience, oversaw TSR of >500% as a director at Chord Energy, and was named one of America’s top 100 directors by the NACD in 2022. Kimmeridge came to deeply respect Mr. Brooks’ transactional prowess and operational results when they invested in California Resources.
o	Carrie Fox brings a deep technical engineering background and extensive transaction experience having executed more than $2.5 billion in transactions, including S&P Global Platts’ Global Energy “Corporate Deal of the Year” in 2018. Ms. Fox has significantly more public company board experience than Messrs. Ellisor and Wampler and a proven track record of overseeing value creation as a public company director, including at Civitas, where TSR has been over 60% during her tenure. Ms. Fox has also committed to divest her interest in the Kimmeridge fund in the event SilverBow’s Board requests her to do so.
o	Katherine Minyard’s deep expertise in E&P financial analysis, valuation, and capital allocation was developed during her decades-long career in the oil and gas industry, including as lead analyst covering E&Ps at J.P. Morgan and as an E&P investor. During Ms. Minyard’s tenure as a director at Ovintiv, the company executed a transformational capital allocation and M&A strategy, and its share price outperformed the XOP with +61% growth. Importantly, Ms. Minyard would bring a fresh, expert perspective on capital markets and valuation to SilverBow, whose relative valuation has languished for years.

Kimmeridge is seeking the election of three directors on a nine-person staggered board. Kimmeridge’s nominees are fiercely independent and committed to conducting a thorough and unbiased evaluation of all potential paths to value creation – and are bound by none of them. Contrary to SilverBow’s tired narrative, they are free of conflicts, have no allegiance to Kimmeridge, and there is no path for Kimmeridge to “control” SilverBow following their election. Their only fiduciary duty and objective is to advance the best interests of all SilverBow shareholders by holding management accountable, establishing best-in-class governance, and reviewing all strategic options to drive sustainable value creation – including those that don’t prioritize preservation of the Board and management team’s positions.

SilverBow has the potential to become one of the largest and most valuable pure-play Eagle Ford shale operators, but to do so, the Board is in urgent need of change. By electing Kimmeridge’s minority slate, shareholders have an opportunity to reject a status quo approach that has resulted in chronic value destruction, and to revitalize and refresh a Board that will position the Company for long-term value creation for all shareholders.

We urge you to vote “FOR” all of Kimmeridge’s Nominees — Carrie Fox, Douglas Books, and Katherine Minyard — and “WITHHOLD” on all of SilverBow’s Directors — Gabriel Ellisor, Kathleen McAllister, and Charles Wampler — on the GOLD proxy card.

Additional information

Additional information regarding Kimmeridge’s definitive proxy statement can be found at www.Kimmeridge.com/sbow/.

About Kimmeridge

Founded in 2012 by Ben Dell, Dr. Neil McMahon and Henry Makansi, Kimmeridge is an alternative asset manager focused on the energy sector. The firm is differentiated by its direct investment approach, deep technical knowledge, active portfolio management, proven sustainability track record and proprietary research and data gathering.

Media

Daniel Yunger / Anntal Silver / Emma Cloyd

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Investors

John Ferguson

Saratoga Proxy Consulting LLC

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(212) 257-1311

Cautionary Statement Regarding Forward-Looking Statements

This press release does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains "forward-looking statements". Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "potential," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if Kimmeridge underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Kimmeridge that the future plans, estimates or expectations contemplated will ever be achieved.

Important Information

Kimmeridge Energy Management Company, LLC, KEF Investments, LP, KEF Fund V Investments, LP, Benjamin Dell, Alexander Inkster, Neda Jafar, Denis Laloy, Noam Lockshin, Henry Makansi, Neil McMahon, Douglas E. Brooks, Carrie M. Fox and Katherine L. Minyard (collectively, the “Participants”) have filed a definitive proxy statement and accompanying GOLD proxy card (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies in connection with the 2024 annual meeting of shareholders of SilverBow Resources, Inc. (the “Company”). Shareholders of the Company are advised to read the Proxy Statement and other documents related to the solicitation of proxies with respect to the Company by the Participants because they contain important information, including additional information related to the Participants and a description of their direct or indirect interests by security holdings or otherwise. Such materials are available at no charge on the SEC’s website, https://www.sec.gov.